Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033
(516) 364-1902

February 14, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Barbara C. Jacobs
Assistant Director

Re:	Research Frontiers Incorporated;
Registration Statement on Form S-3 (Reg. No. 333-179099

Dear Ms. Jacobs:

Research Frontiers Incorporated (the “Registrant”) hereby requests pursuant to Rule 461 the acceleration of the effective date by the Commission of the above-referenced Registration Statement which was filed with the Commission on January 19, 2012 to become effective as early as possible on February 14, 2012 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

The Registrant acknowledges that the disclosure contained in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In requesting acceleration, the Registrant confirms its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.

Sincerely,

/s/ Joseph M. Harary

Joseph M. Harary, President and CEO